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SEC FILE NUMBER
8-30714

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Twenty-First Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Ainsberg — (212) 418-6017
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Twenty-First Securities Corporation

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert Gordon, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition of Twenty-First Securities Corporation at March 31, 2017, is true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Subscribed and sworn
to before me on 5/26/17

Patricia Casey
Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 3/1/19

Twenty-First Securities Corporation
Index
March 31, 2017

Page(s)

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Twenty-First Securities Corporation

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company"), as of March 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 9 to the financial statement, the Company is subject to a penalty under IRC Section 6707, which if assessed, could cause there to be significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

WithumSmith+Brown, PC

May 24, 2017

Twenty-First Securities Corporation

Statement of Financial Condition
March 31, 2017

Assets	
Cash	$ 356,175
Receivables from broker-dealers	155,797
Due from related party	616,640
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $593,572)	9,656
Other assets	209,070
Total assets	$ 1,347,338
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 163,212
Commissions payable	3,462
Total liabilities	166,674
Stockholder's Equity	
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 500 shares voting and 0 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	2,785,592
Accumulated deficit	(1,654,928)
Total stockholder's equity	1,180,664
Total liabilities and stockholder's equity	$ 1,347,338

See notes to financial statement.

1. Organization and Business

Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis through one broker-dealer (the "Clearing Broker"). All of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly owned by the president of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from these estimates

Cash
Cash consists of a checking account held with one nationally recognized bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity. The cash balances exceed insured limits.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are depreciated using the double-declining balance method. Computer software is depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the lease or estimated useful life of the improvements.

3. Income Taxes

The Company is included in the Parent's consolidated C-Corporation Federal and combined New York State and local income tax returns. The Company computes its income tax provision on a separate-return.

The Company utilizes the asset and liability method for accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

The total provision for income taxes included in the Statement of Financial Condition of $6,000 results primarily from current state and local taxes. As of March 31, 2017 the Company had approximately $676,000 of federal net operating losses available to offset future taxable income on the consolidated return of its Parent. The net operating loss will begin to expire in the year 2030 and is the primary driver of the Company's deferred tax asset. The Company has recorded a valuation allowance against its deferred tax assets as management does not believe that it is more likely than not that the deferred tax assets will be realized.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended March 31, 2017, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

4. Commitments

Operating Leases

The Company's current lease for its office space in New York City expires in June 2020. At March 31, 2017, future minimum payments for this lease were as follows:

Fiscal Years Ending March 31,	Total Commitments
2017	$ 189,658
2018	325,128
2019	325,128
2020	149,017
	$ 988,931

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor. As such, the deferred rent balance at March 31, 2017 was approximately $71,000 and is included in accounts payable and accrued liabilities on the statement of financial condition.

5. Transactions with related party

Included in due from related party is a note, payable on demand, with an interest rate of 4.46% for $66,000 borrowed by the president of the Company. The related accrued interest on this note amounted to $67,509 as of March 31, 2017. During the year, advances were made to the president of the Company in the amount of $282,087. These advances along with $201,044 of other amounts due from the president were converted into a note receivable on March 31, 2017 with an interest rate of 2.05% and is payable on demand.

6. Concentrations of Credit Risk

Pursuant to its clearing contract with its Clearing Broker, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Broker. As of March 31, 2017, there were no material bad debts from clients introduced by the Company to its Clearing Broker.

7. Regulatory Requirements

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At March 31, 2017, the Company's net capital and excess net capital were $322,741 and $311,629, respectively, and the Company's aggregate indebtedness to net capital ratio was 0.52 to 1. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(ii).

8. Subsequent Events

The Company evaluated subsequent events through the date that the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

9. Contingencies

In November 2015 the Internal Revenue Service notified the Company of their intention to assess a penalty under IRC Section 6707. This penalty, if assessed, would be significant to the Company and could cause there to be significant doubt about the Company's ability to continue as a going concern. Although the Company's attorneys have advised that an appeal should be granted, the outcome is not certain. The Company continues to vigorously defend this litigation as necessary. Litigation is inherently unpredictable, particularly in proceedings where the claimants seek substantial or indeterminate damages, or which are in the early stages. The Company cannot predict with certainty the actual loss or range of loss, if any, related to such legal proceedings, the manner in which it will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, they feel the litigation is without merit and has reasonable cause with respect to the penalty.